April 13, 2015	News Release 15–05

SILVER STANDARD PROVIDES Q1 2015 PRODUCTION RESULTS
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) provides its first quarter 2015 operational results, with record quarterly production at Pirquitas and another strong quarter at Marigold.

First Quarter 2015 Operating Highlights:

▪	Strong mine fundamentals at Pirquitas: Continued lower strip ratio and higher silver grade, along with sustained higher silver recoveries, led to strong quarterly silver production.

▪
Achieved record quarterly production at Pirquitas: Record 2.7 million ounces of silver produced, 23% higher than the previous quarter, and 3.8 million pounds of zinc, on track to meet 2015 production guidance.

▪	Increased material movement at Marigold: Daily material moved increased 3%, continuing the trend of more efficient mine operating performance.

▪	Exceeded gold production schedule at Marigold: Produced 55,598 ounces of gold, on track to achieve 2015 production guidance.
“This first quarter of 2015 continues our trend of delivering strong operating performance at both mines. We have two large, high-productivity mines that are well positioned within our industry,” said John Smith, President and CEO. “At Pirquitas we achieved record production of 2.7 million ounces of silver in a quarter that the mine has traditionally had challenging weather conditions. Marigold produced over 55,000 ounces of gold, above expectations. These results were achieved by our people, working together in a disciplined manner. An emphasis on safety, strong production and lower costs is our simple but clear agenda.”

Pirquitas mine, Argentina

		Q1 2015	Q4 2014	% Change
Total material mined	kt	3,355	3,816	(12.10)%
Waste removed	kt	2,585	3,168	(18.40)%
Strip ratio	w/o	3.4	4.9	(30.60)%
Silver mined grade	g/t	184	150	22.7%
Zinc mined grade	%	0.73%	0.97%	(24.70)%
Ore milled	kt	379	372	1.9%
Silver mill feed grade	g/t	267	222	20.3%
Zinc mill feed grade	%	0.89%	1.12%	(20.50)%
Silver recovery	%	83.9%	83.8%	0.1%
Zinc recovery (zinc concentrate)%		51%	53%	(3.80)%
Silver produced	‘000 oz	2,732	2,222	23.0%
Zinc produced (zinc concentrate)	‘000 lbs	3,837	4,817	(20.30)%
Silver sold	‘000 oz	2,909	2,764	5.2%
Zinc sold (zinc concentrate)	‘000 lbs	2,769	8,745	(68.30)%
Note: Percent changes are calculated using rounded numbers presented in the table.

The Pirquitas mine produced 2.7 million ounces of silver during the first quarter of 2015, a quarterly record for the mine. The quarter-on-quarter increase in silver production is primarily due to an increase in silver mined grade resulting in higher mill feed grade, and to the sustained higher silver recoveries. The mine also produced 3.8 million pounds of zinc in zinc concentrate in the first quarter. We recognized sales of 2.9 million ounces of silver and 2.8 million pounds of zinc for the quarter. Pirquitas was not impacted by the adverse weather conditions observed in northern Chile.

Ore was milled at an average rate of 4,208 tonnes per day in the first quarter, compared to 4,045 tonnes per day in the fourth quarter of 2014. Ore milled contained an average silver grade of 267 g/t, 20% higher than the 222 g/t reported in the fourth quarter. The increase in milled grade was due to higher grade fresh ore available directly from the open pit. The average recovery rate for silver was 83.9%, comparable to the average recovery rate in the previous quarter.

Marigold mine, U.S.

		Q1 2015	Q4 2014	% Change
Total material mined	kt	18,556	18,426	0.7%
Waste removed	kt	14,861	14,587	1.9%
Strip ratio	w/o	4.0	3.8	5.3%
Ore to leach pad	kt	3,695	3,839	(3.80)%
Gold grade to leach pad	g/t	0.59	0.84	(29.80)%
Gold recovery	%	75%	73%	2.7%
Gold produced	oz	55,598	67,113	(17.20)%
Gold sold	oz	55,865	68,748	(18.70)%
Note: Percent changes are calculated using rounded numbers presented in the table.

The Marigold mine produced 55,598 ounces of gold, lower than the record fourth quarter 2014 production of 67,113 ounces of gold due to the planned reduction in mine grade, but ahead of expectations. Gold sales totaled 55,865 ounces for the quarter.

A total of 18.6 million tonnes of material was mined in the first quarter of 2015, compared to 18.4 million tonnes mined in the fourth quarter of 2014. Approximately 3.7 million tonnes of ore were delivered to the heap leach pads at a grade of 0.59 g/t gold, which represents approximately 52,000 recoverable ounces of gold stacked during the quarter. Stripping of the next phase of the Mackay pit continued in the first quarter, leading to an expected decline in the grade mined in the quarter.

Qualified Persons

The scientific and technical data contained in this news release relating to the Pirquitas mine has been reviewed and approved by Trevor J. Yeomans, B.Sc. (Hons), a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and our Director, Metallurgy. The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice, SME Registered Member, a Qualified Person under NI 43-101 and our Technical Services Manager at the Marigold mine.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:
This news release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian securities laws (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; fully realizing our interest in Pretium Resources Inc. (“Pretium”) and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty and related interest on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the value added tax collection process in Argentina; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and operational issues; our ability to obtain adequate financing for further exploration and development programs; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; governmental laws and regulations, including health, safety and environmental laws and regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the Canada Revenue Agency; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; recoverability of deferred consideration to be received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; our ability to complete and successfully integrate an announced acquisition; conflicts of interest that could arise from some of our directors’ and officers’ involvement with other natural resource companies; information systems security threats; certain terms of our convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors”

in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Form 40-F filed with the U.S. Securities and Exchange Commission.
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.